SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0-18311

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
(Full title of plan)

Neurogen Corporation
35 Northeast Industrial Road
Branford, Connecticut 06405
(203) 488-8201

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Neurogen Corporation 401(k) Retirement Plan
Financial Statements

Index
Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4j - Schedule of Reportable Transactions	10

*Note - Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act have been omitted because they are not applicable.

Exhibit Index	10

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Neurogen Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401(k) Retirement Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2007

Neurogen Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets:
Investments (See Notes 3 and 4)	$17,609,925	$14,594,692
Receivables:
Employer contributions	174,905	171,701
Employee contributions	29,913	-
Total assets	17,814,743	14,766,393
Liabilities:
Excess contributions payable to participants	506	-
Net assets available for benefits	$17,814,237	$14,766,393

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions to net assets attributed to:
Contributions received or receivable from:
Employees	$1,741,611
Employer	902,917
Total contributions	2,644,528

Net appreciation in fair value of investments	967,505
Dividends and interest income	197,696
Total additions	3,809,729

Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	(722,788)
Administrative expenses	(39,097)
Total deductions	(761,885)
Net increase	3,047,844
Net assets available for benefits:
Beginning of year	14,766,393
End of year	$17,814,237

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Notes to Financial Statements

1. Description of the Plan

General
The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed one hour of service. The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions
Employee contributions
Employees may elect to contribute up to the full amount of their eligible compensation as defined in the Plan or the maximum allowed by the Internal Revenue Service (“IRS”) rules, which for 2006 was $15,000, whichever is less. Employees who turned 50 during the 2006 calendar year could elect to make an additional $5,000 contribution for the year 2006. Contribution rates may be changed on the first day of a calendar quarter. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds and 1 pooled investment fund as investment options for participants. Until January 1, 2007 Neurogen Corporation common stock was also an investment option.  Prior year balances already invested in Neurogen Corporation common stock were allowed to remain. The investment options may be changed daily by participants.

Employer contributions
Employer contributions under the plan are discretionary. For the years ended December 31, 2006 and 2005, the Company matched each participant's contribution in an amount equal to 100% of the participant’s contribution up to 6% of the participant’s eligible compensation as defined. Effective January 1, 2003, the discretionary employer match was invested entirely in Neurogen Corporation common stock and could not be transferred to another investment option.

The employer matching contribution was made on a quarterly basis during 2006.

Until December 26, 2006 employer matching contributions in the form of Neurogen Corporation common stock were held in the Neurogen Corporation Restricted Stock Fund which was comprised of Neurogen stock and cash.  On December 26, 2006 the Neurogen Corporation Restricted Stock Fund and the Neurogen Corporation Unrestricted Stock Fund were merged into one fund, the Neurogen Stock Fund to accommodate changes required by the Pension Protection Act (the “PPA”) of 2006 and to provide for easier administration of the Plan changes effective January 1, 2007.    Effective January 1, 2007, a portion of matched funds became available for transfer by participants to other investment options within the Plan.  All new matching contributions into the Plan made after January 1, 2007 became freely transferable and no new employee contributions into Neurogen stock were allowed.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions, plan earnings or losses and charged with an allocation of trustee fees as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest in employer matching contributions and related earnings at a rate of 25% for each year of credited service, as defined in the Plan document, and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Participants or beneficiaries are immediately vested in employer matching contributions and related earnings in the event of death, disability or retirement.

Loans and Withdrawals
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms vary with the maximum being ten years. Loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

Participants may withdraw all or any portion of their vested account resulting from their contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied uniformly to all participants, makes the determination of financial hardship.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in their account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet age 65, the participant may keep their account balance in the Plan if it is greater than $5,000 or elect a lump-sum distribution. If the participant chooses a lump-sum distribution, the distribution will occur as soon as practicable after the participant or beneficiary has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
Forfeitures are utilized to reduce the employer matching contributions. During 2006, employer contributions were reduced by $21,004 of forfeited nonvested amounts. At December 31, 2006 and 2005, unallocated forfeited nonvested accounts totaled $8,267 and $5,255, respectively. Forfeited nonvested accounts at December 31, 2006 were invested in the American Performance Cash Management Fund. These unallocated accounts will be used to reduce future employer matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of the mutual funds, a collective trust fund, and Neurogen Corporation common stock.  Neurogen Corporation common stock was only an investment option for employees through December 31, 2006. (see Note 1).  Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. If available, quoted market prices are used to value securities. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.   The collective trust fund is stated at fair value as determined by the reported unit value at year-end.  The collective trust fund generally values its equity securities, which are traded on registered security exchanges, by using values supplied by independent pricing services.  Short term investments maturing in sixty days or less are valued at amortized cost, which when combined with accrued interest, approximates market value. The Neurogen Corporation Common Stock Fund and the Neurogen Corporation Restricted Stock Fund are valued at the quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis, interest and dividend income is recorded on the accrual basis.

New Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years.  This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements.  The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of the Plan's financial results.

Plan Expenses
Trustee fees ($39,097 for the year ended December 31, 2006) are charged and allocated against participant accounts, as defined, and participants directly pay loan administrative expenses of $75 per loan. In addition, the Company incurred accounting and recordkeeping expenses for the Plan year 2006, which were not charged to the Plan.

Payment of Benefits
Benefits are recorded when paid to participants or their beneficiaries
3. Investments

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,
	2006		2005

Neurogen Corporation Stock Fund, 866,401 and 720,963 shares, respectively	$3,460,580	[1]	$2,918,313

Fidelity Contrafund, 42,261 and 31,983 shares, respectively	$2,755,442		$2,071,242

Vanguard Primecap Fund, 20,730 and 17,975 shares, respectively	$1,429,328		$1,173,953

Vanguard 500 Index Fund, 7,485 and 7,832 shares, respectively	$977,520		$900,103

Fidelity Select Technology Fund, 11,451 and 12,449 shares, respectively	$ N/A	[2]	$786,144

Vanguard Healthcare Fund, 5,897 and 5,361 shares, respectively	$ N/A	[2]	$747,625
__________________
Notes:
1
Amount shown for 2005 represents only the Restricted Stock Fund.   See discussion of employer contributions in Note 1, for more information regarding the consolidation of the Neurogen Corporation Restricted Stock Fund and the Neurogen Corporation Unrestricted Stock Fund into the Neurogen Corporation Stock Fund.

2.	N/A means that these investments did not meet the 5% or more threshold.

During 2006, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments) appreciated in value by $967,505, as follows:

Common stock	$(347,128)
Mutual funds	1,229,043
Pooled investment fund	85,590
$967,505

4. Non-participant Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

	December 31,
	2006		2005
Net Assets: Neurogen Corporation Stock Fund	$3,360,927	[1]	$2,918,313
  __________________
Notes:
1	Includes non-participant directed investments only

Year Ended December 31, 2006
Employer contributions including amounts forfeited from participant directed funds of $21,004	$920,298
Net depreciation	(339,041)
Benefits paid to participants or beneficiaries	(109,042)
Amounts forfeited and used to offset employer contribution	(21,918)
Administrative expenses	(7,683)

Change in Net Assets	$442,614

5. Related-Party Transactions

Certain Plan investments are shares of investment funds managed by The Bank of Texas, N.A. (a subsidiary of The Bank of Oklahoma, the recordkeeper of the Plan) which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to The Bank of Texas, N.A. from Plan assets during 2006 totaled $39,097.

Additionally, the Plan acquires shares of the sponsor company, Neurogen Corporation, on a non-participant directed basis.  As discussed in Note 1, as of January 1, 2007 no new employee contributions can be made in the form of Neurogen Stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Company has adopted the prototype plan of The Bank of Oklahoma, the recordkeeper of the Plan. The Bank of Oklahoma prototype plan has been amended and restated to incorporate the applicable provisions of recent tax law changes. The IRS has determined and informed The Bank of Oklahoma by letter dated August 30, 2001 that the prototype plan is designed in accordance with applicable sections of the Code. The Plan has been amended since August 30, 2001. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Excess Contributions Payable to Participants

During the year ended December 31, 2006, the Plan had to refund $506 of previously made contributions to participants in order to pass nondiscrimination testing conducted pursuant to the code. This refund was paid in the first quarter of 2007.

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Neurogen Corporation Stock Fund	Stock fund, 866,401 units	$3,521,018	$3,460,580
*	Plan Participants	Participant loans with interest rates between 5.0% and 9.5%, maturity dates ranging from January 2006-August 2015, collaterized by participant account balances	-	175,241
	Fidelity Contrafund	Fidelity Group mutual fund, 42,261 shares	**	2,755,442
	Vanguard Primecap Fund	Vanguard Group mutual fund, 20,730 shares	**	1,429,328
	Vanguard 500 Index Fund	Vanguard Group mutual fund, 7,485 shares	**	977,520
	Vanguard Energy Fund	Vanguard Group mutual fund, 13,523 shares	**	873,985
	Vanguard Health Care Fund	Vanguard Group mutual fund, 5,897 shares	**	858,627
	Fidelity Select Technology Fund	Fidelity Group mutual fund 11,451 shares	**	777,381
	Harbor International Fund	Harbor Group mutual fund, 12,513 shares	**	776,276
	Royce Total Return Fund	Royce Group mutual fund, 51,712 shares	**	711,034
	T. Rowe Mid-Cap Growth Fund	T. Rowe Price Group mutual fund 12,091 shares	**	649,152
	Vanguard Wellington Fund	Vanguard Wellington Group mutual fund, 20,011 shares	**	648,967
	Sanford Bernstein Diversified Value Collective Trust	Alliance Capital collective trust fund, 11,528 shares	**	541,486
	Janus Worldwide Fund	Janus Group mutual fund, 8,273 shares	**	417,441
	T. Rowe Price Equity Income Fund	T. Rowe Price Group mutual fund, 12,959 shares	**	382,945
	Harbor Bond Fund	Harbor Group mutual fund, 32,749 shares	**	378,573
	Janus Balanced Fund	Janus Group mutual fund, 12,828 shares	**	313,125
	Franklin Small-Mid Cap Growth Fund	Franklin Group mutual fund, 7,711 shares	**	291,230
	Janus Mercury Fund	Janus Group mutual fund 11,541 shares	**	287,940
	Alliance Bernstein Exchange Reserves	Alliance Capital Group mutual fund 283,318 shares	**	284,326
	Vanguard High Yield Corporate Fund	Vanguard Group mutual fund, 37,881 shares	**	237,038
	Vanguard Long Term Bond Index Fund	Vanguard Group mutual fund, 19,359 shares	**	224,209
	Alliance Balanced Shares Fund	Alliance Capital Group mutual fund, 5,638 shares	**	101,537
	Sanford Bernstein Intermediate Duration Bond Fund	Sanford C. Bernstein & Co. Inc. mutual fund, 3,654 shares	**	48,233
*	American Performance Cash Management Fund	BOK Investment Advisers, Inc., a subsidiary of Bank of Oklahoma, money market fund	**	8,309

				$17,609,925
*	Identified as a party in interest to the Plan
**	Cost information has been omitted for participant directed investments

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2006

		Purchases		Sales
Identity of Party Involved	Description of Asset	Number	Dollar Value	Number	Dollar Value (Cost)	Net Gain or (Loss)

Neurogen Corporation *	Neurogen Corporation Restricted Stock Fund	4	$920,298	18	$178,414	$(41,264)
*Identified as a party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Neurogen Corporation 401(k) Retirement Plan

Date: June 27, 2007	By: /s/ STEPHEN R. DAVIS Stephen R. Davis Executive Vice President and Chief Operating Officer

 Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm